May 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cindy Polynice, Esq. and Joe McCann, Esq.

Re:	Azitra Inc
Registration Statement on Form S-1
File No. 333-269876
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to that certain letter of Azitra Inc, a Delaware corporation (“Company”), filed as correspondence via EDGAR on May 30, 2023, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statements for May 31, 2023, at 5:15 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company hereby withdraws the request for acceleration of the effective date until further notice.

Please contact our counsel, Daniel K. Donahue of Greenberg Traurig, LLP, with any questions. Mr. Donahue can be reached at 949.732.6557 or by email at DonahueD@gtlaw.com.

Very truly yours,

AZITRA INC

By:	/s/ Francisco D. Salva
Francisco D. Salva,
Chief Executive Officer

cc:	Daniel Donahue, Greenberg Traurig, LLP Arif Soto, Venable LLP